BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution No. 80/2022, hereby informs its shareholders and the market in general of the following related party transaction:

Related Party Names	BRF S.A. and Marfrig Global Foods S.A. ("Marfrig").
Relationship with the Company	Marfrig is BRF's controlling shareholder.
Date of the Transaction	July 26, 2024.
Object, Main Terms and Conditions of the Transaction	BRF and Marfrig entered into an agreement for the acquisition by BRF of R$113,000,000.00 (one hundred and thirteen million reais) in ICMS credits calculated in the state of São Paulo (“ICMS/SP Credits”) held by Marfrig. The ICMS/SP Credits will be used by BRF to offset ICMS debts generated by the Company in the State. On July 20, 2024, the transaction was completed using the first tranche of ICMS/SP Credits and, on July 26, 2024, BRF paid Marfrig the amount corresponding to R$ 23,000,000.00 (twenty-three million reais). The balance is due to be paid by September 30, 2024.
Reasons why the Company's management deems the transaction to be equitable	The Company's management considers that the acquisition of ICMS/SP Credits is equitable and in the interest of BRF, since (i) the amount of the discount to be paid by the Company in relation to the ICMS/SP Credits was fixed taking into account the volume of credits made available to BRF and is related to negotiations between BRF and other companies that generate ICMS/SP Credits; (ii) the execution of the transaction with Marfrig allows the Company to immediately use the ICMS/SP Credits acquired, thus promoting the reduction of the amount of cash to be spent monthly by BRF.
Eventual involvement of the counterparty, its partners or administrators in the Company's decision process regarding the Transaction or negotiation of the Transaction as representatives of the Company, describing these involvements	There was no participation by Marfrig or its managers in BRF's decision-making regarding the acquisition of ICMS/SP Credits, nor did such persons participate in the negotiation of the transaction as representatives of BRF.

São Paulo, July 31, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer